Exhibit 4.46

Supplemental Agreement II to the Investment Agreement

This Supplemental Agreement II to the Investment Agreement (hereinafter referred to as this “Supplemental Agreement II”) was executed by the following Parties on January 24, 2017 in the People’s Republic of China (hereinafter referred to as “PRC”) in accordance with applicable PRC laws, regulations, and rules:

Investor: Shenzhen Xingwang Great Health No.1 Investment Center (Limited Partnership) (“Party A”)

Investee: iKang Healthcare Technology Group Co. Ltd. (“Party B” or the “Company”)

WHEREAS, Party A and Party B (individually referred to as a “Party” and collectively as the “Parties”) executed an investment agreement (“Original Investment Agreement”) on December 7, 2015 and a supplemental agreement to the Investment Agreement (“Supplemental Agreement I”) on February 14, 2016 in connection with Party B’s borrowing from Party A and debt-for-equity swap; and

WHEREAS, both Parties mutually agree to clarify, supplement, and amend the related arrangements as agreed in the Original Investment Agreement and Supplemental Agreement I.

NOW, THEREFORE, the Parties, through full discussion and consultation, mutually agree to the following:

I.                                        The Supplemental Agreement I executed between the Parties will be rescinded upon the execution date of this Agreement and shall be deemed void ab initio.

II.                                   Notwithstanding any arrangement in the Original Investment Agreement to the contrary:

1.              Term of the Loan

The term of the loan of RMB three hundred million (“Loan Principal”) that Party A lends to Party B will be extended to thirty-six (36) months (“Term of the Loan”) starting from the actual date of payment made by Party A.

Party A has the right to require Party B to repay 50% of the total Loan Principal (in the sequence of the loans made) and interests thereon after twenty-four (24) months from the actual payment date expires. The term of the remaining loans shall be thirty-six (36) months as from the actual payment date made by Party A.

2.              Interest Rate of the Loan

Simple interest rate of 10% per annum shall be applied to the loan, and the interest on the loan shall accrue from the actual payment date (where Party A offers the loan in installments, the interest on each installment of Loan Principal shall be calculated as from the actual payment date). When the loan is mature, Party B shall repay Party A the Loan Principal and its interest according to the actual period of the loan within thirty (30) days upon Party A’s giving the demand for repayment.

If Party A converts the loan in full amount into the share in the privatized iKang Healthcare Group, Inc. (Cayman Island), an affiliated company to Party B, upon its privatization, or the share in the company/future listed company of Party B, no interest will accrue on the loan (except the interest that has been paid).

III.                              Privatization and Restructuring and Debt-for-equity Swap

(1)         Party B agrees to communicate with the buyer consortium of iKang Healthcare Group, Inc., and shall make sure that Party A will participate in the privatization and restructuring (“Privatization and Restructuring”) of iKang Healthcare Group, Inc. with the loan offered by Party A. That is, the loan that Party A offers to Party B will be converted into the share in the privatized company/future listed company in accordance with provisions of applicable laws upon privatization of iKang Healthcare Group, Inc. Party A will participate (directly or indirectly) in privatization and debt-for-equity swap on the same conditions as those of the investors with optimal investment conditions among other funds or institutional investors engaged in privatization of iKang Healthcare Group, Inc. (except for the right to appoint directors). If Mr. He Boquan and other individual shareholders of iKang Healthcare Group Inc. (Cayman Island) (hereinafter referred to as “Individual Shareholders of iKang”) choose to participate in privatization in the future, the conditions for Mr. He Boquan and Individual Shareholders of iKang to participate in privatization will not be used as a reference for or comparison with the conditions for Party A’s participation in the privatization.

A.            If Party A completes the debt-for-equity swap within the Term of the Loan (that is, thirty-six (36) months from the last loan offered), namely, the loan that Party A offers to Party B is successfully converted into the equity interest in the company/future listed subject of Party B (“Debt-for-equity Swap”), no interest will accrue on the loan and Party A will convert the Loan Principal into the share in the company/future listed company of Party B.

B.            Where the privatization and restructuring of iKang Healthcare Group, Inc. are completed but Party A does not participate in such privatization and restructuring because of the reasons other than those as described in the following Paragraph C, Party A, upon occurrence of such non-participation, will have the right (but is not obligated) at any time to that: 1) Party A will notify in writing of its waiver of the Debt-for-equity Swap and require Party B to immediately repay Party A the Loan Principal and its interest at the rate of 10% per annum accrued from the actual payment date upon the completion of privatization and restructuring; or 2) in the case that Party A does not participate in the privatization and restructuring, Party A will continue to await the Debt-for-equity Swap and Party B shall ensure that Party A can guarantee successful completion of its Debt-for-equity Swap before maturity of the loan after the aforesaid privatization and restructuring are completed. Otherwise, Party A has the right to require that Party B repay the Loan Principal and its interest at the rate of 10% per annum accrued from the actual payment date.

Where Party A chooses to exercise the right as described in Item 2) of this Paragraph B, Party A still has the right to exercise the right as described in Item 1) of this Paragraph B before the Debt-for-equity Swap is completed.

C.            If iKang Healthcare Group, Inc. completes privatization and restructuring within the Term of the Loan but Party A chooses to fully or partly waive its participation in the privatization or debt-for-equity swap because Party A is dissatisfied with the conditions that Party B offers to Party A for its participation, after twenty-four (24) months from the expiring of Term of the loan, Party A will have the right, from the date of waiver, to require that Party B repay the Loan Principal and its interest at the rate of 10% per annum accrued from the actual payment date. In such circumstance, Party A has the right to require that a part of its creditor’s right will not participate in privatization or debt-for-equity swap (“Non-participating Creditor’s Rights”) and the remainder (“Participating Creditor’s Rights”) will continue to participate in privatization or debt-for-equity swap. With regard to the non-participating creditor’s rights, Party B shall repay the principal and its interest according to the provisions herein; participating creditor’s rights will be converted to the share in the privatized company/future listed company as agreed in this Agreement.

D.            Interests described herein will accrue from the actual payment date to the date when Party B repays the principals and interests to Party A as required.

(2)         Clause 1(5)B of the Original Investment Agreement will be deleted entirely and deemed void ab initio.

IV.                               Where Party B fails to repay the due principals and interests in full amount on time as agreed in this Supplemental Agreement II, Party B shall pay Party A the overdue fee at 0.05% of the overdue principals and accrued interests for each day of late payment.

V.                                    Party B covenants that, if the loan of Party A is converted in full amount to the share in the privatized company or the company/future listed company of Party B, Party A is entitled to the same shareholder’s rights as the investors with optimal investment conditions among other funds/institutional investors engaged in privatization of iKang Healthcare Group Inc. (Cayman Island) (except for the right to appoint directors).

VI.                               The Original Investment Agreement shall be deemed subject to the aforesaid clarification, supplementation, and amendment upon the date of its execution. Where any previous breach of the terms and conditions of the Original Investment Agreement by one Party does not constitute a breach of the terms and conditions as clarified, supplemented, or amended in this Supplemental Agreement II, the other Party hereby irrevocably releases the defaulting Party from such breach and waives any claim, remedy, and other rights against such breach. Unless specifically agreed in this Supplemental Agreement II, the terms of the Original Investment Agreement will continue to be effective. Where there is any conflict between this Supplemental Agreement II and the Original Investment Agreement, this Supplemental Agreement II will prevail.

VII.                          The rights and obligations of both Parties shall be subject to the Original Investment Agreement and this Supplemental Agreement II.

VIII.                     This Supplemental Agreement II is governed by and construed in accordance with the laws of the People’s Republic of China. The arrangement with respect to the settlement of disputes as provided in Clause 6 of the Original Investment Agreement applies to this Supplemental Agreement II.

IX.                               The Original Investment Agreement and this Supplemental Agreement II will not affect any covenant or undertaking made by the buyer consortium (including but not limited to Yunfeng Entity, etc.) to Party A that Party A will successfully participate in the privatization and restructuring and convert the principals and interests of the loan offered by Party A into the share in the privatized company/future listed company.

X.                                    This Supplemental Agreement II will take effect upon the execution by the Parties.

Party A: Shenzhen Xingwang Great Health No.1 Investment Center (Limited Partnership) (limited partnership) (Seal)

Authorized Representative:	/s/ Xiong Mingwang

Party B: iKang Healthcare Technology Group Co., Ltd. (Seal)

Authorized Representative:	/s/ Lee Ligang Zhang